FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 29, 2016

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 29, 2016	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Michelle Jao, Manager mjao@iselabs.com Tel: +1.510.687.2481 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2016

Taipei, Taiwan, R.O.C., July 29, 2016 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), among the leading providers of packaging and testing services, today reported unaudited net revenues1 of NT$62,601 million for the second quarter of 2016 (2Q16), down by 11% year-over-year and up by 0.4% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$4,679 million, up from a net income attributable to shareholders of the parent of NT$3,652 million in 2Q15 and up from a net income attributable to shareholders of the parent of NT$4,163 million in 1Q16. Basic earnings per share for the quarter were NT$0.61 (or US$0.094 per ADS), compared to basic earnings per share of NT$0.48 for 2Q15 and NT$0.54 for 1Q16. Diluted earnings per share for the quarter were NT$0.51 (or US$0.079 per ADS), compared to diluted earnings per share of NT$0.43 for 2Q15 and 1Q16.

RESULTS OF OPERATIONS

2Q16 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 48%, 10%, 40%, 1% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$50,346 million for the quarter, down from NT$50,922 million in 1Q16.

-	Raw material cost totaled NT$27,293 million during the quarter, representing 44% of total net revenues.

-	Labor cost totaled NT$8,678 million during the quarter, representing 14% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,996 million during the quarter.

●	Gross margin increased 1.2 percentage points to 19.6% in 2Q16 from 18.4% in 1Q16.

●	Operating margin was 9.5% in 2Q16 compared to 8.3% in 1Q16.

●	In terms of non-operating items:

_______________

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

-	Net interest expense was NT$532 million.

-	Net foreign exchange loss of NT$238 million was primarily attributable to the appreciation of the U.S. dollar against the NT dollar.

-	Gain on valuation of financial assets and liabilities was NT$858 million.

-	Net gain on equity-method investments was NT$892 million, including NT$934 million of the share of profit from our investment in Siliconware Precision Industries Co., Ltd.

-	Other net non-operating loss of NT$438 million was primarily related to miscellaneous loss. Total non-operating income for the quarter were NT$542 million.

●	Income before tax was NT$6,473 million for 2Q16, compared to NT$5,656 million in 1Q16. We recorded income tax expenses of NT$1,523 million during the quarter, compared to NT$1,318 million in 1Q16.

●	In 2Q16, net income attributable to shareholders of the parent was NT$4,679 million, compared to net income attributable to shareholders of the parent of NT$3,652 million for 2Q15 and net income attributable to shareholders of the parent of NT$4,163 million for 1Q16.

●	Our total number of shares outstanding at the end of the quarter was 7,923,622,596, including treasury stock owned by our subsidiaries. Our 2Q16 basic earnings per share of NT$0.61 (or US$0.094 per ADS) were based on 7,657,902,937 weighted average number of shares outstanding in 2Q16. Our 2Q16 diluted earnings per share of NT$0.51 (or US$0.079 per ADS) were based on 8,238,395,704 weighted average number of shares outstanding in 2Q16.

2Q16 Results Highlights – IC ATM2

●	Cost of revenues was NT$28,943 million for the quarter, up by 4% sequentially.

-	Raw material cost totaled NT$8,458 million during the quarter, representing 22% of total net revenues.

-	Labor cost totaled NT$7,478 million during the quarter, representing 19% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,383 million during the quarter.

●	Gross margin increased 2.8 percentage points to 24.8% in 2Q16 from 22.0% in 1Q16.

●	Operating margin was 12.9% in 2Q16 compared to 9.1% in 1Q16.

2Q16 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$22,326 million, down by 2% sequentially.

-	Raw material cost totaled NT$18,879 million during the quarter, representing 76% of total net revenues.

-	Labor cost totaled NT$1,199 million during the quarter, representing 5% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$651 million during the quarter.

●	Gross margin increased to 10.3% in 2Q16 from 8.1% in 1Q16.

●	Operating margin increased to 3.3% in 2Q16 from 1.5% in 1Q16.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 2Q16 totaled US$257 million, of which US$136 million were used for packaging, US$107 million for testing, US$4 million for EMS and US$10 million for

_______________

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

interconnect materials.

●	As of June 30, 2016, total unused credit lines amounted to NT$184,607 million.

●	Current ratio was 1.13 and net debt to equity ratio was 0.44 as of June 30, 2016.

●	Total number of employees was 65,437 as of June 30, 2016, compared to 63,357 as of March 31, 2016.

Business Review

Packaging Operations3

●	Gross margin for our packaging operations for the quarter was 21.5%, up by 2.4 percentage points from 1Q16.

●	Capital expenditures for our packaging operations amounted to US$136 million for the quarter, of which US$56 million were used in purchases of wafer bumping and flip chip packaging equipment, US$52 million were used in purchase of common equipment, including SiP equipment purchases, and US$28 million were used in wirebond packaging specific purposes.

Testing Operations

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,657 million during the quarter, down from NT$1,681 million in 1Q16.

●	In 2Q16, gross margin for our testing operations was 36.8%, up by 3.9 percentage point from 1Q16.

●	Capital expenditures for our testing operations amounted to US$107 million during the quarter.

EMS Operations

●	In 2Q16, gross margin for our EMS operations was 10.3%, up by 2.2 percentage points from 1Q16.

●	Capital expenditures for our EMS operations amounted to US$4 million during the quarter.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$2,477 million for the quarter, up by NT$207 million, or by 9% from 1Q16. Of the total output of NT$2,477 million, NT$759 million was from sales to external customers.

●	Gross margin for substrate operations was 18.8% for the quarter, up by 1.9 percentage points from 1Q16.

●	In 2Q16, our internal substrate manufacturing operations supplied 37% (by value) of our total substrate requirements.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 35% of our total net revenues in 2Q16, remained the same as 1Q16. No customer accounted for more than 10% of our total net revenues in 2Q16.

●	Our top 10 customers contributed 51% of our total net revenues during the quarter, which remained the same as 1Q16.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 33% of our

_______________

3 IC packaging services include module assembly services.

total net revenues during the quarter, compared to 35% in 1Q16.

EMS Basis

●	Our five largest customers together accounted for approximately 76% of our total net revenues in 2Q16, compared to 77% in 1Q16. One customer accounted for more than 10% of our total net revenues in 2Q16.

●	Our top 10 customers contributed 88% of our total net revenues for the quarter, compared to 89% in 1Q16.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the third quarter of 2016 to be as follows:

●	IC ATM capacity will increase 5% sequentially;

●	IC ATM utilization rate will also increase 5% sequentially;

●	IC ATM gross margin should be around 4Q15 levels;

●	EMS business should approach 2Q15 levels;

●	EMS gross margin should approach 1Q16 levels.

About ASE, Inc.

ASE, Inc. is among the leading providers of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the acquisition of 100% of Siliconware Precision Industries Co., Ltd. shares not otherwise owned by ASE; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2015 Annual Report on Form 20-F filed on April 29, 2016.

Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	2Q/16	1Q/16	2Q/15
Net Revenues	38,504	35,543	37,671
Revenues by Application
Communication	52%	51%	55%
Computer	12%	12%	10%
Automotive, Consumer & Others	36%	37%	35%

Packaging Operations

Amounts in NT$ Millions	2Q/16	1Q/16	2Q/15
Net Revenues	31,180	28,597	30,558
Revenues by Packaging Type
Bumping, Flip Chip, WLP & SiP	31%	29%	31%
IC Wirebonding	61%	62%	57%
Discrete and Others	8%	9%	12%
Capacity
CapEx (US$ Millions)*	136	62	140
Number of Wirebonders	15,920	15,629	15,662

Testing Operations

Amounts in NT$ Millions	2Q/16	1Q/16	2Q/15
Net Revenues	6,502	5,995	6,230
Revenues by Testing Type
Final test	77%	78%	75%
Wafer sort	20%	18%	21%
Engineering test	3%	4%	4%
Capacity
CapEx (US$ Millions)*	107	47	43
Number of Testers	3,629	3,453	3,370

EMS Operations

Amounts in NT$ Millions	2Q/16	1Q/16	2Q/15
Net Revenues	24,886	24,788	34,576
Revenues by End Application
Communication	46%	51%	44%
Computer	20%	19%	13%
Consumer	18%	15%	28%
Industrial	8%	7%	9%
Automotive	7%	7%	5%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	4	2	27

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2016	Mar. 31 2016	Jun. 30 2015	Jun. 30 2016	Jun. 30 2015
Net revenues:
Packaging	30,178	28,036	28,618	58,214	57,939
Testing	6,503	5,995	6,231	12,498	12,411
Direct Material	759	892	839	1,651	1,700
EMS	24,845	24,749	34,534	49,594	62,834
Others	316	2,699	-	3,015	-
Total net revenues	62,601	62,371	70,222	124,972	134,884

Cost of revenues	(50,346)	(50,922)	(58,656)	(101,268)	(111,005)
Gross profit	12,255	11,449	11,566	23,704	23,879

Operating expenses:
Research and development	(2,745)	(2,608)	(2,733)	(5,353)	(5,280)
Selling, general and administrative	(3,579)	(3,635)	(3,424)	(7,214)	(6,898)
Total operating expenses	(6,324)	(6,243)	(6,157)	(12,567)	(12,178)
Operating income	5,931	5,206	5,409	11,137	11,701

Net non-operating (expenses) income:
Interest expense - net	(532)	(527)	(471)	(1,059)	(997)
Foreign exchange gain (loss)	(238)	881	839	643	1,379
Gain (loss) on valuation of financial assets and liabilities	858	(360)	(349)	498	(1,318)
Gain (loss) on equity-method investments	892	385	(54)	1,277	(50)
Others	(438)	71	26	(367)	191
Total non-operating income (expenses)	542	450	(9)	992	(795)
Income before tax	6,473	5,656	5,400	12,129	10,906

Income tax expense	(1,523)	(1,318)	(1,596)	(2,841)	(2,452)
Income from continuing operations and before noncontrolling interest	4,950	4,338	3,804	9,288	8,454
Noncontrolling interest	(271)	(175)	(152)	(446)	(333)

Net income attributable to shareholders of the parent	4,679	4,163	3,652	8,842	8,121

Per share data:
Earnings (losses) per share
– Basic	NT$0.61	NT$0.54	NT$0.48	NT$1.16	NT$1.06
– Diluted	NT$0.51	NT$0.43	NT$0.43	NT$0.94	NT$1.02

Earnings (losses) per equivalent ADS
– Basic	US$0.094	US$0.082	US$0.077	US$0.177	US$0.170
– Diluted	US$0.079	US$0.065	US$0.070	US$0.144	US$0.164

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,238,396	8,293,278	8,151,710	8,272,966	7,829,459

Exchange rate (NT$ per US$1)	32.40	33.07	30.84	32.74	31.18

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2016	Mar. 31 2016	Jun. 30 2015	Jun. 30 2016	Jun. 30 2015
Net revenues:
Packaging	31,180	28,597	30,558	59,777	62,104
Testing	6,502	5,995	6,230	12,497	12,410
Direct Material	801	931	865	1,732	1,726
Others	21	20	18	41	36
Total net revenues	38,504	35,543	37,671	74,047	76,276

Cost of revenues	(28,943)	(27,711)	(28,167)	(56,654)	(56,777)
Gross profit	9,561	7,832	9,504	17,393	19,499

Operating expenses:
Research and development	(2,021)	(1,922)	(1,969)	(3,943)	(3,878)
Selling, general and administrative	(2,583)	(2,688)	(2,434)	(5,271)	(4,974)
Total operating expenses	(4,604)	(4,610)	(4,403)	(9,214)	(8,852)
Operating income	4,957	3,222	5,101	8,179	10,647

Net non-operating (expenses) income:
Interest expense - net	(576)	(604)	(489)	(1,180)	(1,019)
Foreign exchange gain (loss)	(306)	834	630	528	1,162
Gain (loss) on valuation of financial assets and liabilities	828	(261)	(516)	567	(1,645)
Gain (loss) on equity-method investments	1,495	1,431	839	2,926	1,455
Others	(397)	124	(336)	(273)	(141)
Total non-operating income (expenses)	1,044	1,524	128	2,568	(188)
Income before tax	6,001	4,746	5,229	10,747	10,459

Income tax expense	(1,266)	(529)	(1,537)	(1,795)	(2,246)
Income from continuing operations and before noncontrolling interest	4,735	4,217	3,692	8,952	8,213
Noncontrolling interest	(56)	(54)	(40)	(110)	(92)

Net income attributable to shareholders of the parent	4,679	4,163	3,652	8,842	8,121

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2016	Mar. 31 2016	Jun. 30 2015	Jun. 30 2016	Jun. 30 2015
Net revenues:
Total net revenues	24,886	24,788	34,576	49,674	62,920

Cost of revenues	(22,326)	(22,781)	(32,370)	(45,107)	(58,449)
Gross profit	2,560	2,007	2,206	4,567	4,471

Operating expenses:
Research and development	(742)	(710)	(783)	(1,452)	(1,444)
Selling, general and administrative	(996)	(920)	(962)	(1,916)	(1,876)
Total operating expenses	(1,738)	(1,630)	(1,745)	(3,368)	(3,320)
Operating income	822	377	461	1,199	1,151

Net non-operating (expenses) income:
Total non-operating income	190	78	423	268	639
Income before tax	1,012	455	884	1,467	1,790

Income tax expense	(205)	(81)	(64)	(286)	(220)
Income from continuing operations and before noncontrolling interest	807	374	820	1,181	1,570
Noncontrolling interest	(204)	(108)	(110)	(312)	(240)

Net income attributable to shareholders of the parent	603	266	710	869	1,330

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Jun. 30, 2016	As of Mar. 31, 2016

Current assets:
Cash and cash equivalents	36,873	45,070
Financial assets – current	3,588	4,358
Notes and accounts receivable	44,680	40,528
Inventories	44,263	44,224
Others	7,567	2,823
Total current assets	136,971	137,003

Financial assets – non current & Investments – equity method	50,457	52,340
Property plant and equipment	147,650	147,234
Intangible assets	11,898	11,861
Prepaid lease payments	2,402	2,458
Others	5,564	5,594
Total assets	354,942	356,490

Current liabilities:
Short-term borrowings and short-term bills payable	18,319	34,154
Current portion of bonds payable	22,550	14,482
Current portion of long-term borrowings & capital lease obligations	5,229	1,356
Notes and accounts payable	31,340	28,907
Others	43,330	30,530
Total current liabilities	120,768	109,429

Bonds payable	24,652	32,582
Long-term borrowings & capital lease obligations	39,664	36,089
Other liabilities	9,629	9,653
Total liabilities	194,713	187,753
Shareholders of the parent	149,362	158,016

Noncontrolling interest	10,867	10,721
Total liabilities & shareholders’ equity	354,942	356,490

Current Ratio	1.13	1.25
Net Debt to Equity	0.44	0.41